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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                   SCHEDULE TO

                                 (RULE 14D-100)
            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                                (Amendment No. 6)

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                               ACADIA REALTY TRUST
                       (Name of Subject Company (Issuer))

                          ACADIA REALTY TRUST (OFFEROR)
            (Names of Filing Persons (Identifying Status as Offeror,
                            Issuer or Other Person))

        Common Shares of Beneficial Interest, $0.001 par value per share

    (including common units of limited partnership interests in Acadia Realty Limited Partnership convertible into Acadia Realty Trust Common Shares of
                              Beneficial Interest)
                         (Title of Class of Securities)

                                    004239109
                      (CUSIP Number of Class of Securities)

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                                   Jon Grisham
                                 Vice President
                               Acadia Realty Trust
                            20 Soundview Marketplace
                            Port Washington, NY 11050
                                 (516) 767-8830
      (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

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                                 With a copy to:

                             Mark Schonberger, Esq.
                      Paul, Hastings, Janofsky & Walker LLP
                                 399 Park Avenue
                               New York, NY 10022
                                 (212) 318-6000

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         Transaction valuation*                  Amount of Filing Fee**
              $34,999,997                               $6,999.99
* Estimated solely for the purpose of determining the filing fee. This amount assumes the purchase of 5,384,615 common shares, $.001 par value per share, at the maximum tender offer price of $6.50 per share in cash. The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the aggregate of the cash offered by the Offeror.
**  Previously paid.
|_| Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:_____________     Form or Registration No.______________
Filing Party:_______________________     Date Filed:___________________________


|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

|X| issuer tender offer subject to Rule 13e-4.
|_| third-party tender offer subject to Rule 14d-1.
|_| amendment to Schedule 13D under Rule 13d-2.
|_| going-private transaction subject to Rule 13e-3.
Check the following box if the filing is a final amendment reporting the results of the tender offer: |X|

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Introduction

      This Amendment No. 6 to the Issuer Tender Offer Statement on Schedule TO relates to the tender offer by Acadia Realty Trust, a Maryland real estate investment trust ("Acadia" or the "Company"), to purchase up to 5,384,615 of its Common Shares of Beneficial Interest (including common units of limited partnership interest convertible into our common shares), par value $.001 per share ("Shares"). Acadia is offering to purchase these Shares at a price not greater than $6.50 nor less than $6.05 per Share, net to the seller in cash, upon the terms and subject to the conditions described in the Offer to Purchase, dated December 20, 2001 ("Offer to Purchase"), and related Letter of Transmittal, which, as amended or restated from time to time, together constitute the "Offer."

      This Amendment No. 6 to the Issuer Tender Offer on Schedule TO is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended.

Item 11. Additional Information.

      Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

      On February 7, 2002, Acadia Realty Trust issued a press release which is included herewith as Exhibit 99.a(5)(iv) and is incorporated herein by reference.

Item 12. Exhibits.

      Item 12 of the Schedule TO is hereby amended by adding Exhibit 99.a(5)(iv) filed herewith.

      Exhibit
      Number        Description
      ------        -----------

      99.a(5)(iv)   Press Release issued by the Company on February 7, 2002.



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                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              /s/ Kenneth F. Bernstein
                                              --------------------------------
                                              Kenneth F. Bernstein
                                              Chief Executive Officer and
                                              President
Date: February 7, 2002



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




                                  EXHIBIT INDEX

       Exhibit
       Number           Description
       ------           -----------

       99.a(1)(i)       Offer to Purchase, dated December 20, 2001.*
       99.a(1)(ii)      Letter of Transmittal.*
       99.a(1)(iii)     Notice of Guaranteed Delivery.*
       99.a(1)(iv)      Letter to Brokers, Dealers, Commercial Banks, Trust
                          Companies and Other Nominees.*
       99.a(1)(v)       Letter to Clients for use by Brokers, Dealers,
                          Commercial Banks, Trust Companies and Other Nominees.*
       99.a(1)(vi)      Guidelines for Certification of Taxpayer Identification
                          Number on Substitute Form W-9.*
       99.a(1)(vii)     Letter to Acadia Shareholders from Kenneth F. Bernstein,
                          President and Chief Executive Officer, dated December 20, 2001.*
       99.a(1)(viii)    Conditional Letter of Conversion.*
       99.a(5)(i)       Press Release issued by the Company on December 20,
                          2001.*
       99.a(5)(ii)      Press Release issued by the Company on January 18,
                          2002.*
       99.a(5)(iii)     Press Release issued by the Company on February 4,
                          2002.*
       99.a(5)(iv)      Press Release issued by the Company on February 7,
                          2002.**

       99.b(i)          Term Loan Agreement dated as of December 28, 2001, among
                          Fleet National Bank and RD Branch Associates, L.P., et al.*
       99.b(ii)         Term Loan Agreement dated as of December 21, 2001, among
                          RD Woonsocket Associates Limited Partnership, et al. and The Dime Savings Bank of New York, FSB.*

       99.d(2)          Stock Purchase Agreement Termination, dated January 18,
                          2002, by the Company and Ross Dworman.*

       (g)              Not applicable.

       (h)              Not applicable.

       ----------------------------
       *   Previously filed.
       **  Filed herewith.


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